Mail Stop 3561

								August 2, 2005

Mr. Ram Mukunda, President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814

      Re:	India Globalization Capital, Inc.
		Registration Statement on Form S-1
		Amendments No. 1 and 2 filed July 11 and 19, 2005
      File No. 333-124942

Dear Mr. Mukunda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR marked copy.

General

1. We note your response to our previous comment three. Please further disclose, wherever appropriate, that the existing stockholders will not be eligible to exercise their conversion rights as to any shares held by them as a result of their undertaking to vote all of their shares in accordance with the majority of the shares of common stock in favor of the business combination. Please revise accordingly the disclosure in the "Conflicts of Interest" section on page 48.




2. We note your response to our previous comment four and we reissue the comment. We note that you disclose reimbursements and fees to be paid to the existing stockholders and/or officers and directors prior to the consummation of a business combination. Please also include all various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering that are subsequent to a business combination. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

3. We note your response to our previous comment eight. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

4. We note your response to our previous comment nine and we reissue the comment. Discuss in an appropriate place the company`s expectation as to whether the current management will remain associated with the company after the consummation of the business combination and any plan to implement. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

Prospectus Summary, page 1

5. We note your response to our previous comment fourteen and the additional disclosure regarding Mega Ace Consultancy. Please include the publication(s) where the information provided by them can be found. Also disclose in the prospectus, the qualifications of Mega
Ace Consultancy as an expert.

6. In the summary section, we note that you make the following assertion regarding market conditions: "The Indian economy has posted a growth rate of approximately 6.8% since 1994." Please provide us with reasonable support for the assertion and summarize the support in the prospectus.

Risk Factors, page 10

7. Please update the information provided in risk factor nineteen to provide more current information as to the number of blank check companies who are in registration and who have completed initial public offerings; and the amount of funds currently in trust for each such category of transaction.



Risks associated with companies with primary operations in India, page 19

8. We note that you have deleted the first risk factor from this subsection. It appears that the risk regarding political, economic, social and other factors affecting the company`s ability to achieve its business objectives would be important information to investors.
Please advise why the company has removed this risk in its entirety.

Use of Proceeds, page 23

9. In the use of proceeds table, in the use of net proceeds not held
in trust, we note the line item of $400,000 for "[l]egal,
accounting,
and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $300,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence.
Also explain these expenses and reconcile these expenses with the disclosure on page 33 that "Ferris, Baker Watts Inc. will perform certain advisory services . . . assisting us in the negotiation .
..
.. and preparing a due diligence package." We note that the fee allocated to Ferris, Baker Watts Inc. is from the proceeds held in trust. Please also reconcile theses expenses with the disclosure on page 29 in the MD&A section.

10. In this section and the MD&A section, please explain in greater detail the allocation of $870,000 for working capital.

11. In this section on page 23, we note the statement that "[a]ny amount not paid as consideration to the sellers of the target business may be used to finance operations of the target business."
Please reconcile this statement with the added disclosure in the
MD&A
section and your response to our previous comment 30 that
"proceeds
of the offering held in the trust will be used for the following:
.. .
..(2) to pay the fees and costs due to Ferris, Baker Watts, Inc. as financial advisor to the Company, (3) to pay any finder`s or other professional fees and costs, and (4) to pay fees and costs the Company may incur in connection with any debt or equity financing relating the business combination."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

12. We note your response to our previous comment 30 and your added disclosure on page 29. Please explain in greater detail the "the payment of finder`s fees or professional fees and costs." Is there a maximum amount for any of these fees or costs? Please also explain in greater detail the nature of the "[p]ayment of any fees and costs the Company may incur in connection with any equity or debt financing relating to the business combination."





Proposed Business, page 30

Effecting a Business Combination, page 32

13. On page 33, under the subheading "We have not identified a target business," please disclose whether the finder`s fee and the advisory fee will be paid from the funds held in trust.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,



      John Reynolds
      Assistant Director

cc:	Michael Blount, Esq.
	Fax: (312) 269-8869
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Mr. Ram Mukunda
India Globalization Capital, Inc.
August 2, 2005
Page 1